SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Berkshire Hathaway International Insurance Ltd.

Mount Vernon Fire Insurance Company

National Fire & Marine Insurance Company

Note: No Common Stock of Activision Blizzard, Inc. is held directly by Berkshire Hathaway Inc. or by Warren E. Buffett, an individual who may be deemed to control Berkshire Hathaway Inc. 772,000 shares or approximately 0.1% of Common Stock of Activision Blizzard, Inc. are held directly by NRG America Holding Company, which is not a person specified in Rule 13d-1(b)(1)(ii)(A) through (J).